West Corporation

11808 Miracle Hills Dr.

Omaha, Nebraska 68154

March 12, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	West Corporation

Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-202609)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), West Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-202609), filed with the Commission on March 9, 2015, together with all exhibits thereto (the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement because it was erroneously coded and filed as form type “S-3” rather than form type “S-3ASR.” The Company re-filed the Registration Statement on March 9, 2015 with the proper EDGAR codes to identify it as a filing on form type “S-3ASR.” The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact Kevin Blatchford of Sidley Austin LLP at (312) 853-2076.

* * * * * * *

Very truly yours,

WEST CORPORATION

By:	/s/ David C. Mussman
	Name:	David C. Mussman
	Title:	Executive Vice President, Secretary and General Counsel

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